May 27, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Boomer Holdings Inc.
Application for Withdrawal of Registration Statement on Form S-1
Filed March 17, 2021
File No. 333-254406

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Boomer Holdings Inc., a Nevada corporation (the “Company”), hereby respectfully requests that its Registration Statement on Form S-1 (File No. 333-254406), originally filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2021 (the “Registration Statement”), be withdrawn, with such withdrawal to be effective as of the date hereof.

Due to current market conditions, the majority of Selling Stockholders on the Registration Statement have requested the Company withdraw the Registration Statement at this time. No securities have been or will be sold under the Registration Statement.

We appreciate your assistance in this matter. If you have any questions regarding the foregoing, please do not hesitate to contact Peter Campitiello of McCarter & English, LLP at (732) 867-9741.

Sincerely,

Boomer Holdings Inc.

By:	/s/ Daniel Capri
Daniel Capri, President